December 10, 2021

Jeffrey Gabor
Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F. Street, NW

Washington, D.C. 20549

Re:	Genenta Science S.p.A.
Registration Statement on Form F-1
File No. 333-260923
Registration Statement on Form 8-A
File No. 001-41115

Dear Mr. Gabor:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced filings so that such registration statements will become effective as of 5:00pm on Tuesday, December 14, 2021, or as soon thereafter as practicable. By separate letter, the underwriter for the issuance of the securities being registered join in this request.

Sincerely,

/s/ Richard B. Slansky
Richard B. Slansky, Chief Financial Officer